Exhibit 99
(Magna Logo)
								Magna International Inc.
								337 Magna Drive
								Aurora, Ontario L4G 7K1
								Tel (905) 726-2462
								Fax (905) 726-7164

                            Press Release

Magna in discussions with DaimlerChrysler regarding New Venture Gear

December 1, 2003, Aurora, Ontario, Canada.....Magna International Inc.
(TSX: MG.A, MG.B; NYSE: MGA)announced today that it is in discussions with DaimlerChrysler regarding the potential sale to Magna of a controlling interest in New Venture Gear with manufacturing operations in Syracuse, New York and Roitzsch, Germany. New Venture Gear produces drivetrain systems, including transfer cases, and had sales of approximately $1.4 billion in 2002 in its Syracuse and Roitzsch operations.

DaimlerChrysler and Magna will discuss forming a joint venture to operate the business. If and when agreement is reached on the terms of an acquisition, a definitive purchase agreement is executed, and necessary board and other approvals are obtained, a final announcement will be made by Magna.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.;
and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr.

Magna has approximately 72,000 employees in 201 manufacturing operations and 48 product development and engineering centres in 22 countries.

For further information please contact Vincent Galifi or Louis Tonelli at Magna at (905) 726-7100.